December 19, 2024

Wade Kodama
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
500 Office Road
Lahaina, HI 96761

       Re: Maui Land & Pineapple Company, Inc.
           Form 10-K for the year ended December 31, 2023
           Filed March 28, 2024
           File No. 001-06510
Dear Wade Kodama:

        We have reviewed your November 6, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
17, 2024 letter.

Form 10-K for the year ended December 31, 2023
Note 5. Investment in Joint Venture, page 32

1.     We have considered your response to comment 2 in our letter dated
October 17,
       2024. Given the quantitative significance of the error and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was immaterial. Accordingly, we have concluded that your consolidated financial statements for the year ended December
       31, 2023 are materially misstated and, therefore, should be restated. Also, in light of the restatement, please reassess your conclusions regarding disclosure controls and procedures and internal control over financial reporting for the impacted periods.
        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.
 December 19, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction